Exhibit 99.153

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports Assets Under Management at C$661 Million (US$487 Million), Up 30% This Fiscal Year, and Records Highest Monthly Net Inflows of 2024 at C$14.1 Million (US$10.4 Million) in August

●	AUM & Record Inflows: Valour reports assets under management (AUM) of C$661 million (US$487 million) as of August 31, 2024. Despite a decline in AUM due to asset prices, August marked the highest net inflows of 2024, with a significant net inflow of C$14.1 million (US$10.4 million). This growth reflects strong investor confidence and sustained demand for Valour’s range of ETP products.

●	Strong Financial Position: August 31, 2024 Cash and USDT balance is approximately C$26.2M (US$19.4M) and current loans payable stand at approximately C$17.5M (US$13M). The Company also purchased and holds 204.3 BTC, and diversified its treasury holdings with 21.3 ETH, 246,683 ADA, 64,616 DOT, 5,345 SOL, 490 UNI, 433,322 AVAX and 2,515,203 CORE tokens, totaling approximately C$33.9M (US$25.1M) as of August 31, 2024.

TORONTO, Sept. 10, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) reports assets under management (“AUM”) of C$661 million (US$487 million) as of August 30, 2024. This figure represents a significant year-to-date increase of 30%.

Despite a downtrend in digital asset prices, Valour achieved its highest monthly net inflows of 2024, recording C$14.1 million (US$10.4 million) in August. This milestone highlights strong investor confidence and the growing demand for Valour’s product suite.

Key Products Driving Inflows:

The products contributing to this exceptional performance include:

●	Valour Solana SEK: C$6.03M (US$4.4M)

●	Valour BTC Zero SEK: C$3.6M (US$2.7M)

●	Valour ETH Zero SEK: C$920.1K (US$677.6K)

●	Valour Cardano SEK: C$661.2K (US$486.8K)

●	Valour NEAR SEK: C$586.9K (US$432.2K)

These inflows underscore Valour’s leadership in providing access to diverse digital assets via innovative ETP products.

The Company maintains a strong financial position with cash balance of approximately C$26.2M (US$19.4M) and loans payable of approximately C$17.5M (US$13M) as at August 31, 2024. Additionally, the Company holds 204.3 BTC and has diversified its treasury holdings with 21.3 ETH, 246,683 ADA, 64,616 DOT, 5,345 SOL, 490 UNI, 433,322 AVAX and 2,515,203 CORE tokens, totaling approximately C$33.9M (US$25.1M) as of August 31, 2024.

Recent Strategic Developments from August include:

Landmark MOU with Nairobi Securities Exchange and SovFi to Develop and Launch Valour ETPs in Africa

Valour signed a Memorandum of Understanding (“MOU”) with the Nairobi Securities Exchange (“NSE”) and SovFi Inc. to facilitate the creation, issuance, and trading of digital asset ETPs in the African market. This partnership leverages Valour’s expertise in digital assets and SovFi’s financial solutions to enhance market infrastructure and attract a broader investor base. The collaboration aims to increase trading volumes on the NSE, strengthening its position as a leading financial hub in Africa, while expanding Valour’s market reach in the region. Kenya, with its growing digital asset market and innovative mobile money ecosystem, is primed to benefit from this transformative initiative.

“We are pleased with the continued performance of Valour’s ETP products, as demonstrated by the record-breaking inflows for 2024 and steady AUM growth this fiscal year,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Despite market headwinds and a decline in asset prices, August’s highest net inflows of 2024 highlight strong investor confidence in our products and the growing demand for innovative digital asset solutions. Our strategic partnerships, such as the recent MOU with the Nairobi Securities Exchange, further reinforce our commitment to product innovation and market expansion. Looking ahead, we remain focused on delivering value to our investors while continuing to lead the market with cutting-edge digital asset products.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; the MOU with NSE and SovFi; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 10-SEP-24